Exhibit 12(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS:
Net income (loss) before income taxes and equity earnings of unconsolidated subsidiary	$(606)	$72	$204	$(106)	$(275)
Add: Distributed income of equity investees	213	147	116	169	216
Fixed charges (see detail below)	760	526	348	315	279
Total earnings	$367	$745	$668	$378	$220
FIXED CHARGES:
Interest expense	$760	$526	$348	$315	$279
Rentals representative of the interest factor	—	$—	—	—	—
Total fixed charges	$760	$526	$348	$315	$279
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	1.42	1.92	1.20	—
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(a)	Fixed charges exceeded earnings by $ 393 million and $59 million for the years ended December 31, 2013 and December 31, 2009, respectively.